Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Cynosure, Inc. for the registration of up to $100,000,000 of its Class A Common stock and 2,938,628 shares of its Class A common stock offered by a selling Stockholder and to the incorporation by reference therein of our reports dated March 7, 2012, with respect to the consolidated financial statements of Cynosure, Inc., and the effectiveness of internal control over financial reporting of Cynosure, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 28, 2012